Exhibit 99.1

CannTrust Provides Update Regarding TSX Listing

VAUGHAN, ON, November 26, 2019 /CNW/ – CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST, NYSE: CTST) today announced that the Toronto Stock Exchange (“TSX”) has advised the Company that it intends to review CannTrust’s eligibility for continued listing of the Company’s common shares on the TSX, pursuant to Part VII of the TSX Company Manual.

The TSX indicated that the review is a result of the Company being in arrears for satisfying certain disclosure requirements, namely the preparation and filing of the Company’s restated audited financial statements for the year ended December 31, 2018, its restated interim financial statements for the first quarter of 2019, and its interim financial statements for the second and third quarters of 2019, together with the related management’s discussion and analysis (“MD&A”) for the corresponding periods. The TSX has advised that, if the Company is unable to cure those defaults by March 25, 2020, the Company’s securities will be delisted 30 days following such date. The Company’s securities will continue to trade normally during this period.

CannTrust anticipates filing those disclosures and meeting the TSX’s requirements before March 25, 2020. The Company continues to make progress in working with its independent auditor in connection with preparing its financial statements and corresponding MD&A.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the corrective actions being taken by the Company and the TSX’s pending determinations. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation: actions taken in respect of the Company’s products by its customers and regulators; results of Health Canada’s investigation, including orders and compliance measures required by Health Canada and their impact on the operations, inventory, assets and financial condition of the Company; the Company’s implementation of remediation plans and related actions; regulatory approval; risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forwardlooking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:

Media Relations: media@canntrust.ca

Investor Relations:investor@canntrust.ca